FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2007

STEALTHGAS INC.

331 KIFISSIAS AVENUE

ERITHREA 14561

ATHENS, GREECE

(011)(30)(210) 625 2849

(Address, including zip code, and telephone number,

including area code, of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the release issued by Stealthgas, Inc. on July 9, 2007

EXHIBIT 1

StealthGas to Offer Additional Shares of Common Stock

ATHENS, GREECE, July 9, 2007.  STEALTHGAS INC. (NASDAQ: GASS) announced today that it has filed a preliminary prospectus supplement with the Securities and Exchange Commission in connection with its previously filed registration statement on Form F-3.  The preliminary prospectus supplement covers 6,000,000 shares of common stock to be issued and sold by the Company.  The Company also will grant the underwriters a 30-day option to purchase up to an additional 900,000 shares for over-allotment purposes.

The offering will be book-run by Citigroup Global Markets Inc. and Cantor Fitzgerald & Co.

A copy of the prospectus relating to these securities may be obtained when available from Citigroup Global Markets Inc., Brooklyn Army Terminal, 140 58th Street, 8th floor, Brooklyn, NY 11220 and Cantor Fitzgerald & Co., 110 East 59th Street, New York, New York 10022.

The net proceeds from the offering will be used to pay the remaining balance of the purchase price for five LPG carriers which the Company had previously agreed to acquire, repay outstanding indebtedness incurred to acquire certain vessels in the Company’s current fleet, and for general corporate purposes.

The registration statement on Form F-3 relating to these securities was declared effective by the Securities and Exchange Commission on July 5, 2007. This release shall not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different.

Company Contact:

Andrew J. Simmons

Chief Financial Officer

STEALTHGAS INC.

011-30-210-6250-001
E-mail: simmons@stealthgas.com

Investor Relations and Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
New York
Tel. 212-661-7566
E-Mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Stealthgas, Inc.

(Registrant)

Dated:  July 9, 2007                    By:            /s/ Andrew J. Simmons

                                             -----------------------

Andrew J. Simmons

  Chief Financial Officer